                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2005


                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED


                    NO. 1 OFFICE BUILDING, NO. 690 BIBO ROAD
                     PUDONG NEW AREA, SHANGHAI, CHINA 201203

                    (Address of principal executive offices)

                           --------------------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F [ x ]    Form 40-F [ ]

    (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes [ ]     No [ x ]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _______ .)




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                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                                    Form 6-K

                                Table of Content

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Signature                                                                       Page 3


Press release regarding Shanda and Baidu strategic partnership.                 Page 4
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                                       SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     SHANDA  INTERACTIVE  ENTERTAINMENT  LIMITED





                                               By: /s/ Jun Tang
                                                   --------------------------
                                                   Name: Jun Tang
                                                   Title: President





Date: March 24, 2005













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                  SHANDA AND BAIDU FORGE STRATEGIC PARTNERSHIP


         SHANGHAI, CHINA - MARCH 24, 2005 - Shanda Interactive Entertainment Limited (Nasdaq: SNDA), the largest operator of online games in China, today announced a strategic partnership with Baidu.com, Inc., developer and operator of the world's largest Chinese language search engine. Pursuant to a memorandum of understanding, Baidu will leverage its search platform to help introduce Shanda's interactive entertainment content offerings to a broad audience base, and Shanda will have Baidu's search tools embedded in Shanda's user platform, further strengthening Baidu's leadership position in the search market. In addition, the two companies will explore cross marketing opportunities on each other's platform.

         According to International Data Corporation, or IDC, a leading market research firm, the online population in China reached approximately 90 million in 2004 and is expected to grow to 170 million by 2009. At the same time, an increasing amount of multimedia entertainment content is becoming available through the Internet, increasing the need for fast, efficient and comprehensive web search tools for such content. The strategic cooperation between Shanda, the leading interactive entertainment content provider in China, and Baidu, the largest Chinese language search engine, will better serve the consumers' rapidly evolving Internet entertainment needs.

         "We are delighted about the opportunity to cooperate with Shanda. We believe this cooperation will help to improve our users' search experience as well as enable us to reach more users with specific needs for interactive entertainment content," said Robin Li, chief executive officer of Baidu.

         "Making our content offerings more easily available to a broader user base is consistent with our strategy to become the leader of interactive entertainment in China. The strategic cooperation with Baidu is an important step toward this goal," said Tianqiao Chen, chief executive officer of Shanda. "In addition, having Baidu's search engine available on our platform brings more convenience and value to our users."


ABOUT SHANDA INTERACTIVE ENTERTAINMENT LIMITED


         Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is the largest operator of online games in China. Shanda offers a portfolio of massively multi-player and casual online games that users play over the Internet, including several of the most popular online games in China. Shanda's game platform attracts a large and loyal user base, each member of which can interact with thousands of others, which creates a strong community among users. For more information about Shanda, please visit http://www.snda.com.


ABOUT BAIDU.COM INC.

         Baidu.com, Inc. is the largest Chinese language search engine developer and operator in the world. Based on its core value of "simple and dependable", Baidu aims to provide the best way for people to find information. Baidu offers a comprehensive




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index of Chinese web pages, mp3 files, images, news as well as an online community based on users' queries. Baidu boosts over 100 million search page views on a daily basis and is ranked as the second largest website in China. For more information about Baidu.com, please visit http://www.baidu.com.


SAFE HARBOR STATEMENT

         This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the companies and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding the growth of Internet users in China and the future benefits of the strategic partnership between Baidu and Shanda. These forward-looking statements involve various risks and uncertainties. Although the companies believe that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that these expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations include but not limited to the risks set forth in Shanda's filings with the U.S. Securities and Exchanges Commission, including Shanda's registration statement on Form F-1.



CONTACT:

SHANDA INTERACTIVE ENTERTAINMENT LTD.

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors):  stonge@braincomm.com
Michael DiPaolo (media):  dipaolo@braincomm.com
Brainerd Communicators, Inc.
212-986-6667


BAIDU.COM INC.

Kun He
Manager of Investor Relations
Baidu.com Inc.
Phone: 8610-82621188
E-mail: hekun@baidu.com




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